Exhibit (k)(3)

FOURTH AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT dated as of September 5, 2025, is made and entered into among PRIMARK MEKETA PRIVATE EQUITY INVESTMENTS FUND, a Delaware statutory trust (the “Fund”), PRIMARK MEKETA PRIVATE EQUITY INVESTMENTS SUBSIDIARY FUND I, LLC, a Delaware limited liability company (“Subsidiary I”), PRIMARK MEKETA PRIVATE EQUITY INVESTMENTS SUBSIDIARY FUND II, LLC, a Delaware limited liability company (“Subsidiary II” ), PMPEX SUBSIDIARY FUND III, LLC, a Delaware limited liability company (“Subsidiary III,” and together with Subsidiary I and Subsidiary II, the “Fund Subsidiaries”) and PRIMARK ADVISORS LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser to each of the Fund, Subsidiary I and Subsidiary II, pursuant to separate investment management agreements by and between each of the Fund, Subsidiary I or Subsidiary II, as applicable, and the Adviser (collectively, the “Investment Management Agreements”);

WHEREAS, the Adviser serves as investment adviser to Subsidiary III pursuant to the Investment Management Agreement between the Fund and the Adviser;

WHEREAS, the Fund and the Adviser entered into an expense limitation agreement, dated as of July 1, 2020, relating to certain expenses of the Fund, which was amended and restated as of July 31, 2024, and further amended and restated as of May 13, 2025 (the “Third Amended and Restated Expense Limitation Agreement”); and

WHEREAS, the Fund and the Adviser desire to amend and restate the Third Expense Limitation Agreement in its entirety;

NOW, THEREFORE, the Fund, Subsidiary I, Subsidiary II, Subsidiary III and the Adviser hereby agree as follows:

1.       The Adviser agrees, subject to Section 2 hereof, to (i) reduce the fees payable to it under the Investment Management Agreements (but not below zero) and (ii) pay any operating expenses of the Fund, Subsidiary I, Subsidiary II, and Subsidiary III, to the extent necessary to limit the operating expenses of the Fund (whether borne directly or indirectly through and in proportion to the Fund’s direct or indirect interest in the Fund Subsidiaries) (exclusive of brokerage commissions and other transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees, taxes, acquired fund fees and expenses, fees and expenses billed directly to any Subsidiary by any accounting firm for auditing, tax and other professional services provided to such Subsidiary, and fees and expenses billed directly to any Subsidiary for custody and fund administration services provided to such Subsidiary, litigation and indemnification expenses, judgments, and extraordinary expenses, in each case, unless otherwise noted above, incurred by the Fund or any Fund Subsidiary (collectively, the “Excluded Expenses”)) to the annual rate (as a percentage of the average daily net assets of the applicable class of shares of the Fund) of:

Class I Shares:	2.00%
Class II Shares:	2.15%

2.       The Fund, Subsidiary I, Subsidiary II, and Subsidiary III each agrees to pay to the Adviser (i) the amount of fees that, but for Section 1 hereof, would have been payable by the Fund, Subsidiary I, or Subsidiary II, respectively, to the Adviser pursuant to the Investment Management Agreements and (ii) the amount of the operating expenses of the Fund, Subsidiary I, Subsidiary II, and Subsidiary III, respectively, that the Adviser paid pursuant to Section 1 hereof (collectively, “Deferred Fees and Expenses”), subject to the limitations provided in this Section 2. Such repayment shall be made monthly, but only if the operating expenses of the Fund (whether borne directly or indirectly through and in proportion to the Fund’s direct or indirect interest in the Fund Subsidiaries) (exclusive of the Excluded Expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the applicable class of shares of the Fund) of less than the lower of (a) the annual rate of 2.00% for Class I Shares and 2.15% for Class II Shares, and (b) the annual expense limitation rate in effect with respect to such class of shares at the time of the repayment.

Furthermore, the amount of Deferred Fees and Expenses paid by the Fund, Subsidiary I, Subsidiary II, and Subsidiary III in any month shall be limited so that the sum of (I) the amount of such payment and (II) the other operating expenses of the Fund (whether borne directly or indirectly through and in proportion to the Fund’s direct or indirect interest in the Fund Subsidiaries) (exclusive of the Excluded Expenses) do not exceed the lower of (x) the annual rate of 2.00% for Class I Shares and 2.15% for Class II Shares of the Fund, and (y) the annual expense limitation rate in effect with respect to such class of shares at the time of the repayment.

Deferred Fees and Expenses shall not be payable by the Fund, Subsidiary I, Subsidiary II, and Subsidiary III to the extent that the amounts payable by the Fund, Subsidiary I, Subsidiary II, and Subsidiary III pursuant to the immediately preceding two sentences during the period ending three years after the end of the month in which such Deferred Fees and Expenses are incurred are not sufficient to pay such Deferred Fees and Expenses.

3.       The initial term of this Agreement (the “Initial Term”) shall be for a period commencing on the date first above written and ending on July 31, 2026. This Agreement shall be renewed automatically for successive periods of one year after the Initial Term, unless written notice of termination is provided by the Adviser to the Fund and the Fund Subsidiaries. not less than ten (10) days prior to the end of the then-current term. No such termination shall affect the obligation (including the amount of the obligation) of the Fund, and the Fund Subsidiaries to repay amounts of Deferred Fees and Expenses with respect to periods prior to the date of such termination. The Board of Trustees of the Fund and Boards of Directors of the Fund Subsidiaries may terminate this Agreement at any time on not less than ten (10) days’ prior notice to the Adviser. This Agreement may be amended at any time only with the consent of the Adviser, the Board of Trustees of the Fund, or Boards of Directors of the Fund Subsidiaries.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PRIMARK MEKETA PRIVATE EQUITY INVESTMENTS FUND

PRIMARK MEKETA PRIVATE EQUITY INVESTMENTS SUBSIDIARY FUND I, LLC

PRIMARK MEKETA PRIVATE EQUITY INVESTMENTS SUBSIDIARY FUND II, LLC

PMPEX SUBSIDIARY FUND III, LLC

By:	/s/ Michael Bell
	Name:	Michael Bell
	Title:	President

PRIMARK ADVISORS LLC

By:	/s/ Michael Bell
	Name:	Michael Bell
	Title:	Managing Director

[Signature Page – Fourth A&R Expense Limitation